

Mail Stop 3030

March 1, 2017

Via E-mail
Ernest E. Maddock
Chief Financial Officer and Vice President, Finance
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

  Re: Micron Technology, Inc.
    Form 10-K for the Fiscal Year Ended September 1, 2016
    Filed October 28, 2016
    File No. 001-10658

Dear Mr. Maddock:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Martin James

       Martin James
       Senior Assistant Chief Accountant
       Office of Electronics and Machinery